DEREK
Oil & Gas Corporation

TSX.V: DRK | OTCBB: DRKOF

Suite 1201 – 1111 West Hastings Street
Vancouver, BC, Canada, V6E 2J3
Telephone: (604) 331-1757
Facsimile: (604) 669-5193
Toll-Free: 1-888-756-0066
E-Mail: *info@derekoilandgas.com*
www.derekoilandgas.com

DEREK ANNOUNCES FILING OF REVISED RESERVES DISCLOSURE FORMS

(Vancouver, B.C.: October 19, 2004) *Derek Oil & Gas Corporation ("Derek")* reports that revised Form 51-101F1 – "Statement of Reserves Data and Other Oil and Gas Information", revised Form 51-101F3 – " Report of Management and Directors on Oil and Gas Disclosure" and Form 51-101F2 – "Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor" has been filed today on SEDAR. The report may be accessed at www.sedar.com.

ON BEHALF OF THE BOARD

"Barry C.J.Ehrl"

Barry C.J. Ehrl, President & C.E.O.

For further information, please contact Corporate Communications at:

Telephone: (604) 331-1757
Toll-Free: 1-888-756-0066
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: invest@derekoilandgas.com
Or visit our Website at: www.derekoilandgas.com

The TSX Venture Exchange has neither approved or disapproved of the information contained herein.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F (File # 0-30072), available from us at Suite 1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3. This Form 20-F may also be obtained from the U.S. Securities & Exchange Commission by calling 1-800-732-0330, or on-line at www.sec.gov or at www.sedar.com where the Form 20-F is filed as the Company's Annual Information Form.